

June 19, 2013

<u>Via E-mail</u>
Michael G. Koppel
Chief Financial Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

      Re: **Nordstrom, Inc.**
              Form 10-K for Fiscal Year Ended February 2, 2013
              Filed March 18, 2013
              File No. 001-15059

Dear Mr. Koppel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining